BellaVista Capital, Inc.
                             15700 Winchester Blvd.
                               Los Gatos, CA 95030


                                  June 5, 2009



BY EDGAR AND FACSIMILE

David L. Orlic, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Facsimile: 202-772-9203

         Re:      BellaVista Capital, Inc.
                  Soliciting Materials pursuant to Rule 14a-12
                  File No. 000-30507

Dear Mr. Orlic:

         I am writing in response to your letter dated June 1, 2009 regarding the above-referenced registrant (the "Company"). Responses to the comments included in your letter are numbered to correspond to the numbered comments in your letter.

1. The Company acknowledges its obligation to clearly characterize each statement or assertion of opinion or belief, and to have a reasonable basis in fact for each such opinion or belief. Set forth below are the statements cited in your letter and the support for such statements.

MacKenzie Patterson Fuller ("MPF") intends to take "complete control" of the Company's operation, management and board of directors oversight

         We believe this intention is self evident from MPF's own soliciting materials and preliminary proxy materials, and from its actions as reflected in these materials, as well as the takeover proposals described in the Company's letters filed with its Current Reports on Form 8-K dated April 7 and April 23, 2009. Initially, in a letter sent by MPF to the Board of BellaVista on March 20, 2009, MPF demanded that the entire Board resign and appoint MPF representatives to fill all resulting vacancies with the stated intention to appoint MPF as the exclusive asset manager and administrative service provider. They demanded an answer in 10 days. After Company management engaged in correspondence and discussions with MPF, with the result that the Company declined MPF's proposal


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David L. Orlic, Esq.
June 5, 2009
Page 2

for the reasons stated in the second Current Report, MPF promptly commenced the current proxy solicitation seeking board control, together with control of asset management and administration. Further, MPF has stated its intention to terminate any compensation to current management, and to retain for itself all compensation for management and control of the Company. In the context of the Company's limited business and size, this constitutes an intention to take "complete control."

The soliciting material disseminated by MacKenzie is "a highly misleading document with numerous misrepresentations and false allegations"

The Company included a 19 point discussion of the false and misleading statements made by MPF in their additional soliciting materials. We believe these 19 points support the statements made by the Company. For example, the MPF materials reiterate their claims that administration of the company for a fee equal to "2% of the assets" would generate material cost savings over the Company's current expense levels. The Company spent a great deal of time and effort to compile and disclose to MPF, subject to a confidentiality agreement, the information demonstrating that their expense claims were not accurate. MPF has chosen to continue to make claims regarding expenses and cost savings that they either know have no basis or know to be false.

In this regard, we would also point out that MPF's most recent letter to shareholders continues their false and misleading campaign. In this most recent letter is the apparent claim that MPF can generate 20% per annum returns, double the returns that the Company's current portfolio of trust deed investments generate, with no mention of the relative liquidity and level of risk. We know of no basis in fact for their claims of MPF's historic returns, as MPF and its dozens of private investment fund partnerships are not publicly reporting entities and no public or independently verified information, beyond their unsupported statements, is available concerning MPF investment fund returns.

MacKenzie "specializes in taking advantage of holders of illiquid securities"

We believe that MPFs publicly available history, as evidenced by the tender offers to purchase illiquid real estate securities it has regularly filed with the SEC over the past twenty years (as well as hundreds of unfiled "mini tenders") makes MPF's "specialty" a matter of the public record. MPF's business model is designed to find untraded securities, typically acquired by investors in initial offerings with intended long term holding periods, and offer cash to purchase these securities for pennies on the dollar of the estimated underlying asset value. Investors who are unable or unwilling to continue to hold these securities, or who may be unaware of the value they thereby give up, tender their interests to MPF. MPF raises capital from its own investors in order acquire and hold these investments in their investment pools at substantial discounts to the underlying asset values of the target issuers. MPF's own web site (http://www.mpfi.com/mpf/cpy_profile.html) states:


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David L. Orlic, Esq.
June 5, 2009
Page 3

         "Through its investment advisory affiliate, MPF Advisers, LP, the skilled team of MPF real estate professionals takes an innovative approach to capitalizing on market inefficiencies. Concentrating on its niche marketplace, MPF searches for thinly traded public and private limited partnership securities and shares of real estate investment trusts that may be undervalued for a variety of reasons - such as temporary illiquidity, control issues, excess leveraging, or capital needs of the partnership - and must trade at a discount. After acquiring the securities, the firm works to reduce or eliminate the liquidity problem and recover the asset value."

  The "market inefficiencies" and "thinly traded securities" noted on their web site under "Value Added Strategy" refer to their investment in securities, like those of the Company, for which there is no trading market and no easily ascertainable market value. As a consequence, these professional investors take advantage of the opportunity to capitalize on individual holders' need for liquidity, and lack of information about value, by offering them steeply discounted prices.

  For the foregoing reasons, we believe the cited statements are either self evident, or are supported by information set forth in the Company's materials as well as those of MPF.

                                      *****

     In connection with the foregoing, the Company hereby acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or comments, please contact me at (408) 396-3971, or contact our counsel, Paul Derenthal, at (510) 350-3070.


                                        Very truly yours,

                                        /s/ WILLIAM OFFENBERG

                                        William Offenberg
                                        Chief Executive Officer

cc:      Paul J. Derenthal, Esq.